

10030888

cm

SECUR... ...SSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12 hours

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-8511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/09 (MM/DD/YY) AND ENDING 02/28/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Mutual Planning Corp.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)
7370 S. Oriole Blvd. #6010
(No. and Street)

Delray Beach	FL	33446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Abelow — (561) 495-9515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd., Suite E210	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

6/25

RECEIVED
2010 APR 22 AM 11:50
SEC / TM

FIRST MUTUAL PLANNING CORP.

FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2010

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
First Mutual Planning Corp.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of First Mutual Planning Corp. as of February 28, 2010, and the related statements of operations and retained earnings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Mutual Planning Corp. as of February 28, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

Boca Raton, Florida
March 30, 2010

FIRST MUTUAL PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
AS AT FEBRUARY 28, 2010

ASSETS

Cash & Cash Equivalents		$ 108,506
	Total assets	$ 108,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses		$ 8,000
	Total liabilties	8,000
Stockholders' equity		
Common Stock, $1.00 par value, 2,000 shares authorized, issued and outstanding		2,000
Additional Paid In Capital		110,180
Accumulated Deficit		(11,674)
	Total stockholders' equity	100,506
	Total liabilties and stockholders' equity	$ 108,506

See accompanying notes to the financial statements.

FIRST MUTUAL PLANNING CORP.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED FEBRUARY 28, 2010

Income:	
Commissions	$ 4,757
Interest	52
Total income	4,809
Expenses:	
Salary, benefits and related payroll expenses	24,195
Regulatory Fees	1,211
Professional Fees	10,900
Total expenses	36,306
Net loss	(31,497)
Retained earnings at the beginning of the year	19,823
Accumulated Deficit at the end of the year	$ (11,674)

See accompanying notes to the financial statements.

FIRST MUTUAL PLANNING CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED FEBRUARY 28, 2010

Cash flows from operating activities:	
Net loss	$ (31,497)
Adjustment to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities:	
Decrease in Receivables	14,288
Increase in Accrued Expenses	2,910
Net cash used in operating activities	(14,299)
Cash flows from financing activites:	
Owner capital contribution	100,000
Net cash provided by financing activities	100,000
Net cash increase	85,701
Cash, beginning of year	22,805
Cash, ending of year	$ 108,506
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ 100

See accompanying notes to the financial statements.

NOTE 1 – DESCRIPTION OF THE BUSINESS

First Mutual Planning Corp. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of New York on March 28, 1960 and is registered to be in business as a broker/ and or dealer in securities of all types, including all types of Mutual Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenue from commissions as the services are performed and cash collection is assured.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740 "Income Taxes". Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company had no net deferred tax assets as of February 28, 2010 due to the establishment of a full valuation allowance to offset the deferred tax asset of approximately $22,000 related to its net operating loss carry forwards.

NOTE 3 – INCOME TAXES, CONTINUED

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended February 28, 2010:

Tax provision (benefit) at statutory rates (35%)	$ (11,562)
State taxes, net of federal tax benefit	(1,156)
Effect of graduated rates	7,764
Change in valuation allowance	4,954
Net income tax benefit	$ -

At February 28, 2010 the Company has tax net operating loss carry forwards of approximately $98,000 to offset taxable income through tax years ending February 28, 2030. Utilization of these loss carry forwards may be limited in the event of a more than 50% change in ownership pursuant to IRC section 382.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2010, the Company had net capital of $100,206, which was $95,206, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .08 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 5 – SUBSEQUENT EVENTS

We have evaluated subsequent events through April 12, 2010, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

FIRST MUTUAL PLANNING CORP.
Computation of Net Capital under SEC Rule 15c3-1
of Securities Exchange Commission
As at FEBRUARY 28, 2010

NET CAPITAL COMPUTATION:	
Total Stockholder's Equity	$ 100,506
Deductions and/or changes	
Non allowable assets:	-
Net capital before haircuts on security positions	100,506
Haircuts on securities	(300)
Net capital	100,206
Required minimum capital	5,000
Excess net capital	$ 95,206
AGGREGATE INDEBTEDNESS:	
Aggregate indebtedness as included in the Statement of Financial Condition	8,000
Total aggregate indebtedness	$ 8,000
Ratio of aggregate indebtedness to net capital	0.08 to 1
RECONCILIATION:	
Net Capital, per February 28, 2010 Focus Report	$ 106,336
Net Audit Adjustments	(6,130)
Net Capital, per February 28, 2010 Audited Report, as filed	$ 100,206

Computation for Determination of Reserved Requirement

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 due to limited business.

Information Relating to the Possession or Control Requirements

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 due to limited business



SHERB & CO., LLP

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
First Mutual Planning Corp.
Delray Beach, FL

In planning and performing our audit of the financial statements and supplemental schedules of First Mutual Planning Corp. for the year ended February 28, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

Boca Raton, Florida
March 30, 2010